# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Root, Inc., CIK 0001788882
CUSIP: 77664L108
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 80 E. Rich St., Suite 500, Columbus, Ohio (OH), 43215
Date of event which requires filing of this statement: 09/01/2025
Amends the filing with accession number 0001737364-25-000007
Filed by CIK 0001737364
Persons authorized to receive notices and communications: Ernest Garcia III, 300 E. Rio Salado Pkwy., Tempe, Arizona (AZ), 85281, 602-922-9866; Robert M. Hayward, P.C., Kirkland & Ellis LLP, 333 West Wolf Point Plaza, Chicago, Illinois (IL), 60654, 312-862-2000; Robert E. Goedert, P.C., Kirkland & Ellis LLP, 333 West Wolf Point Plaza, Chicago, Illinois (IL), 60654, 312-862-2000

## Reporting persons
- Carvana Group, LLC (CIK 0001737364): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,216,547; sole dispositive power 0; shared dispositive power 2,216,547; aggregate amount beneficially owned 2,216,547 (14% of the class)
  Comment: The aggregate reported securities consist of 780,727 shares of Class A Common Stock issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer and 1,435,820 shares of Class A Common Stock issuable upon exercise of Exercisable Warrants (as defined in Item 5 below) all of which are directly held by Carvana Group, LLC.
  
  The percentage of class is based on 13,618,876 shares of Class A Common Stock issued and outstanding as of July 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, plus the 780,727 shares of Class A Common Stock issuable upon conversion of the Preferred Stock and 1,435,820 shares of Class A Common Stock issuable on exercise of the Exercisable Warrants (the "Warrant Shares"). The amount of securities reported represents 12.5% of the aggregate number of issued and outstanding shares of the Issuer's Class A Common Stock and Class B Common Stock as of July 30, 2025 (inclusive of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock and the Warrant Shares held by Carvana Group, LLC).
- Carvana Co. Sub LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,216,547; sole dispositive power 0; shared dispositive power 2,216,547; aggregate amount beneficially owned 2,216,547 (14% of the class)
  Comment: The aggregate reported securities consist of 780,727 shares of Class A Common Stock issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer and 1,435,820 shares of Class A Common Stock issuable upon exercise of Exercisable Warrants (as defined in Item 5 below) all of which are directly held by Carvana Group, LLC.
  
  The percentage of class is based on 13,618,876 shares of Class A Common Stock issued and outstanding as of July 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, plus the 780,727 shares of Class A Common Stock issuable upon conversion of the Preferred Stock and 1,435,820 shares of Class A Common Stock issuable on exercise of the Exercisable Warrants (the "Warrant Shares"). The amount of securities reported represents 12.5% of the aggregate number of issued and outstanding shares of the Issuer's Class A Common Stock and Class B Common Stock as of July 30, 2025 (inclusive of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock and the Warrant Shares held by Carvana Group, LLC).
- Carvana Co. (CIK 0001690820): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,216,547; sole dispositive power 0; shared dispositive power 2,216,547; aggregate amount beneficially owned 2,216,547 (14% of the class)
  Comment: The aggregate reported securities consist of 780,727 shares of Class A Common Stock issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer and 1,435,820 shares of Class A Common Stock issuable upon exercise of Exercisable Warrants (as defined in Item 5 below) all of which are directly held by Carvana Group, LLC.
  
  The percentage of class is based on 13,618,876 shares of Class A Common Stock issued and outstanding as of July 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, plus the 780,727 shares of Class A Common Stock issuable upon conversion of the Preferred Stock and 1,435,820 shares of Class A Common Stock issuable on exercise of the Exercisable Warrants (the "Warrant Shares"). The amount of securities reported represents 12.5% of the aggregate number of issued and outstanding shares of the Issuer's Class A Common Stock and Class B Common Stock as of July 30, 2025 (inclusive of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock and the Warrant Shares held by Carvana Group, LLC).

## Item 1. Security and Issuer
Title of class of securities: Class A common stock
Name of issuer: Root, Inc.
Address of issuer's principal executive offices: 80 E. Rich St., Suite 500, Columbus, Ohio (OH), 43215
Comment: This Amendment ("Amendment No. 11") amends the Schedule 13D filed with the SEC on October 12, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1, filed with the SEC on August 24, 2022; Amendment No. 2, filed with the SEC on September 6, 2022; Amendment No. 3, filed with the SEC on August 7, 2023; Amendment No. 4, filed with the SEC on September 1, 2023; Amendment No. 5, filed with the SEC on November 15, 2023; Amendment No. 6, filed with the SEC on May 7, 2024; Amendment No. 7, filed with the SEC on August 9, 2024; Amendment No. 8, filed with the SEC on February 28, 2025; Amendment No. 9, filed with the SEC on May 13, 2025; and Amendment No. 10, filed with the SEC on August 8, 2025 (the Original Schedule 13D, together with all amendments, the "Schedule 13D"), with respect to the Class A Common Stock of the Issuer. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 11 have the meanings set forth in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Rows 11 and 13 of the cover pages hereto is incorporated herein by reference.

The reported securities consist of 780,727 shares of Class A Common Stock issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer and 1,435,820 shares of Class A Common Stock issuable upon exercise of Exercisable Warrants (as defined in Item 5 below), all of which are directly held by Carvana Group, LLC. As the sole manager of Carvana Group, LLC, Carvana Co. Sub LLC may be deemed to share beneficial ownership of the reported securities directly held by Carvana Group, LLC, and as the sole member of Carvana Co. Sub LLC, Carvana Co. may be deemed to share beneficial ownership of the reported securities directly held by Carvana Group, LLC.

Each holder of Preferred Stock will have the right, at its option, to convert its Preferred Stock, in whole or in part, into a number of fully paid and non-assessable shares of Class A Common Stock determined in accordance with the then-effective Conversion Rate. The "Conversion Rate" is equal to the Liquidation Preference divided by the Conversion Price. The Conversion Price is subject to customary adjustments, including in the event of any stock split, reverse stock split, stock dividend, recapitalization or similar events.

Carvana Group, LLC previously held eight tranches of warrants of the Issuer (the "Warrants"), three tranches of which were "short-term Warrants" and five tranches of which were "long-term Warrants." The short-term Warrants expired on September 1, 2025. The remaining Warrants expire September 1, 2027, and have exercise prices of $180.00 to $540.00, as adjusted pursuant to the one-for-eighteen reverse stock split effected by the Issuer on August 12, 2022. Tranche 1 of the long-term Warrants, representing the right to purchase 1,435,820 shares of Class A Common Stock at an exercise price of $180.00, became exercisable on September 1, 2025, upon both achievement of certain insurance sales metrics through the integrated automobile insurance solution for Carvana Group, LLC's online car buying platform (the "Integrated Platform") and the expiration of the short-term Warrants (the "Exercisable Warrants"). The remaining four tranches of Warrants are also subject to certain conditions to exercise, including relating to the achievement of additional defined milestones tied to insurance sales through the Integrated Platform.

As a result of their beneficial ownership of the Preferred Stock and the Exercisable Warrants, the Reporting Persons may be deemed to beneficially own an aggregate of 2,216,547 shares of Class A Common Stock, which represents approximately 14.0% of the outstanding shares of the Issuer's Class A Common Stock, as calculated pursuant to Rule 13d-3 of the Act, although on a fully-diluted and as-converted basis, such aggregate amount represents approximately 12.5% of the total Common Stock of the Issuer. Such aggregate amount of shares of Class A Common Stock includes 780,727 shares that would be received upon conversion of the Preferred Stock and 1,435,820 shares that would be received upon the exercise of the Exercisable Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 7-10 of the cover pages hereto is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
Item 5(c ) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person has no other material changes to the information previously reported or transactions within the prior 60 days to disclose. Neither the filing of this Amendment No. 11 nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the shares of the Issuer's Common Stock referred to herein for purposes of the Act, or for any other purpose.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Carvana Group, LLC: /s/ Paul Breaux, By: Carvana Co. Sub LLC, Its: Sole Manager, By: Carvana Co., Its Sole Member, Paul Breaux, Title: Vice President, General Counsel and Secretary (09/02/2025)
- Carvana Co. Sub LLC: /s/ Paul Breaux, By: Carvana Co., Its Sole Member, Paul Breaux, Title: Vice President, General Counsel and Secretary (09/02/2025)
- Carvana Co.: /s/ Paul Breaux, Paul Breaux, Title: Vice President, General Counsel and Secretary (09/02/2025)